

Mail Stop 4631

March 26, 2018

<u>Via E-Mail</u>
Richard W. Florea
Chief Executive Officer
Skyline Corporation
2520 By-Pass Road
Elkhart, IN 46515

      Re: Skyline Corporation
              Preliminary Merger Proxy Statement on Schedule 14A
              Filed February 27, 2018
              File No. 001-04714

Dear Mr. Florea:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

General

1. Please provide us supplementally with copies of any board books or similar materials prepared by Jefferies LLC for Skyline's board.

Questions and Answers About the Exchange and the Skyline Special Meeting, page 1

2. Please provide a separate question and answer regarding the tax consequences of the special cash dividend and include appropriate disclosure in your summary section.

Will Skyline's shareholders receive any consideration in the Exchange?, page 1

3. We note your disclosure on page 158 that the estimated special cash dividend is $5.4 million. Please revise your disclosure here to provide an estimate of the special cash dividend.

Interests of Certain Directors, Officers, and Affiliates of Skyline, page 13

4. Please quantify the benefits that the directors, officers and affiliates of Skyline will receive as a result of their interests in the merger. Please also quantify these amounts in your related risk factor on page 24.

The Exchange, page 50

General Description of the Exchange, page 50

5. Please consider including an illustration of Skyline's structure after the transaction.

6. Please disclose here the number of equity interests of each of Champion Home Builders, Inc. and CHB International B.V. that will be exchanged for the Exchange Shares in the transaction.

7. Please elaborate on the terms of the proposal from Company X. For example, please disclose what Skyline's equity position would have been in Company X.

8. Please revise to discuss what consideration the board gave to making a response to Company X's indication of interest.

9. Please revise your disclosure to discuss whether any other potential partners other than Company X were contacted and the reasons for not pursuing those other potential partners.

10. Please revise to disclose how the board responded to the unsolicited offer received on January 2, 2018 from the private investment firm.

Opinion of the Financial Advisor to the Skyline Board of Directors, page 65

11. We note your disclosure that Jefferies' opinion was for the use and benefit of the Board in its consideration of the Exchange. Because it is inconsistent with the disclosures relating to the opinion, the limitation should be deleted. Alternatively, disclose the basis for the financial advisors' belief that shareholders cannot rely upon the opinion to support any claims against the financial advisors arising under applicable state law (e.g., the inclusion of an express disclaimer in financial advisor's engagement letter with the company). Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state-law defense to the financial

advisors would have no effect on the rights and responsibilities of either the financial advisors or the board of directors under the federal securities laws.

12. We note Jefferies' statement that the opinion may not be used or referred to by the Company, or quoted or disclosed to any person in any matter, without the financial advisor's prior written consent. Please disclose, if true, that financial advisor has consented to the use of its opinion in your proxy statement.

Ancillary Agreements To Be Entered Into In Connection With the Exchange, page 111

Registration Rights Agreements, page 111

13. Please disclose any potential cash penalties under the registration rights agreement, if applicable. Please also disclose any additional penalties that could result from delays in registering your common stock. Refer to FASB ASC 825-20-50-1.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Champion Holdings, page 19

Nine Months ended December 30, 2017 as Compared to Nine Months ended December 31, 2016, page 121

14. Please expand your disclosure to quantify how much of the volume increase in units was due to orders by FEMA during the nine months ended December 30, 2017.

Year Ended April 1, 2017 as Compared to Year Ended April 2, 2016, page 125

15. Please expand your disclosure to quantify how much of the volume increase in units was due to orders by FEMA during the year ended April 1, 2017.

Liquidity and Capital Resources, page 133

16. In your discussion of cash flows for fiscal 2017, you state that the increase in cash and cash equivalents was primarily driven by increased operating income offset by working capital changes. Please expand your narrative to more fully discuss and quantify such working capital changes, including the fluctuations to accounts receivable, inventories and accrued expenses.

Contractual Obligations and Commitments, page 134

17. We note, based on footnote (1), that your table of contractual obligations excludes the related interest on your long-term debt obligations. Please revise your table, or provide a footnote disclosure, to include the estimated cash requirements for interest on your long-

term debt. Refer to Item 303(A)(5) of Regulation S-K and footnote 46 of SEC Interpretive Release No. 33-8350.

Critical Accounting Policies, page136

Reserves For Self-Insured Risks, page 137

18. Please disclose the excess loss limits associated with each risk you are self-insured for, including but not limited to general insurance, product liability, workers' compensation, auto, health and property insurance. Please also disclose the nature of each risk for which you do not have excess loss limits.

Unaudited Pro Forma Condensed Combined Financial Information of Skyline Champion Corporation, page 147

1. Basis of Presentation, page 154

19. You disclosed that the interim unaudited pro forma condensed combined financial data have been compiled using the financial information for Skyline for the six months ended December 3, 2017 and November 30, 2016. Since Champion Holdings' most recent fiscal period end is the nine months ended December 30, 2017, Champion Holdings derived the six-month fiscal period ended December 30, 2017 from internal financial information in order to combine with Skyline in the unaudited pro forma condensed combined financial statements. Given that you have compiled the income statement for the year ended May 31, 2017 for Skyline with the income statement for the year ended April 1, 2017 for Champion Holdings, please tell us how you determined that it was appropriate to derive the six-month fiscal period ended December 30, 2017 for Champion Holdings with the six months period ended December 3, 2017 for Skyline. Please specifically address why you used the six-month period ended December 30, 2017 for Champion Holdings rather than the six-month period ended September 30, 2017. Please cite the accounting literature used to support your conclusion.

Note 4(b), page 158

20. Please revise your disclosure to provide the calculation of the special dividend for each of Skyline and Champion Holdings.

Note 4(h), page 159

21. Please explain to us how you determined that a reversal of the valuation allowance, due to your assertion that the deferred tax assets are more likely than not to be realized, is factually supportable. Refer to Rule 11-02(b)(6) of Regulation S-X.

Note 4(o), page 160

22. Please expand your footnote to show how the adjustment to depreciation expense is split between cost of sales and selling, general and administrative expenses for each period presented. Please also expand your disclosure to show the range of estimated useful lives by separate asset classes within property, plant and equipment.

Note 4(q), page 161

23. We note that you have removed interest expense related to your previous debt arrangements. You indicate that the final amount of debt to be incurred by the combined entity, the amount of new deferred financing fees, and the related impact on interest expense has not yet been determined. Please confirm whether you will revise your pro forma financial information to include the impact of your new debt arrangements once the terms have been determined. If you revise your disclosure, please disclose whether the interest rates on your debt arrangements are fixed or variable.

Note 4(s), page 161

24. Please tell us how you determined that it was appropriate to eliminate the net currency translation loss recognized by Champion Holdings. Please specifically tell us how you determined that this adjustment is factually supportable.

Consolidated Financial Statements, page F-1

Note 2. Summary of Significant Accounting Policies, page F-10
Revenue Recognition and Repurchase Agreements, page F-11

25. Please disclose the revenue recognition policy for your transportation services subsidiary, Star Fleet Trucking, as well as the percentage of revenue attributable to this business line.

Note 15. Subsequent Events, page F-41

26. Please revise your disclosure to indicate the date through which subsequent events were evaluated. Refer to ASC 855-10-50-1a.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Dale Welcome, Staff Accountant at (202) 551-3865 or, in his absence, Ernest Greene, Staff Accountant at (202) 551-3733 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, Asia Timmons-Pierce, Special Counsel, at (202) 551-3754 with any other questions.

Sincerely,

/s/ Asia Timmons-Pierce, *for*

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

Cc: <u>Via E-Mail</u>
       David Hooper, Esq.